Filed by Independent Bank Corporation
Commission File No.: 0-7818
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TCSB Bancorp, Inc.

Letter to Shareholders of TCSB Bancorp, Inc.:

December 5, 2017

NAME
ADDRESS
CITY, STATE ZIP

Dear NAME:

We are writing to share some exciting news with you: Traverse City State Bank is joining forces with Independent Bank.

As you may have seen in the media or online, this merger was unanimously approved by our Board of Directors and announced publicly yesterday. Independent Bank is a like-minded community bank headquartered in Grand Rapids with total assets of approximately $2.8 billion. Independent has a truly community banking model of doing business that is focused on customers, community and employees – just like TCSB. Independent has approximately 900 employees in 75 locations in Michigan and 2 in Ohio – but only 5 employees in a loan processing office in Northern Michigan, which made us an attractive choice.

Completion of the merger is subject to the satisfaction of customary closing conditions, including receiving shareholder approval and regulatory approval. In the near future, we will hold a shareholder meeting to vote on approval of the merger. You will receive additional information about where and when the meeting will be held. The transaction is expected to close in the first half of 2018, allowing us to offer wealth management, smart pay options, HSAs and an array of other products and services. The enclosed press release will provide greater detail.

Why now, you may be asking? Our Board felt it was an opportune time to explore a merger. As you know, TCSB is one of the strongest community banks in Michigan. We reported one of our best-ever financial years in 2016 with a strong loan portfolio and solid deposits. We are on track for a strong finish this year. We enjoy a healthy – and growing – market share in our region.

But small banks like TCSB face continued financial pressures when it comes to cybersecurity, compliance and robust technology demands. We believe aligning with a partner like Independent Bank will give us additional scale and resources to better serve – and support – our community.

We believe this is the right decision – for you, our employees, our customers and our community. Many of you have been with us since we opened our doors in 2000. You stuck with us throughout the downturn of 2008, when the skies were a lot stormier. We have accomplished a lot since we first began serving the Traverse City region, and we thank you for your unwavering support.

Connie Deneweth	Ann Bollinger
Chief Executive Officer	President and Chief Financial Officer

Additional Information About the Transaction

Independent intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which will include a prospectus relating to the Independent shares to be issued in the transaction, a proxy statement for a shareholder meeting of TCSB at which shareholders will be asked to approve the transaction, and certain other documents regarding the proposed transaction. Before making any voting or investment decision, investors are urged to carefully read the entire registration statement and related documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov or by  making a written request to Independent Bank Corporation, Attn: CFO, 4200 East Beltline Avenue NE, Grand Rapids, MI 49525, or by calling (616) 522-1765.